                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
    X          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT 1934

               FOR THE FISCAL YEAR ENDED DEC. 31, 2002

                           New Century Energies, Inc.
                 Employees' Savings and Stock Ownership Plan for
       Bargaining Unit Employees and Former Non-Bargaining Unit Employees

                                       and

                           New Century Energies, Inc.
                          Employee Investment Plan for
       Bargaining Unit Employees and Former Non-Bargaining Unit Employees




               TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES AND EXCHANGE ACT OF 1934



COMMISSION FILE NUMBER 1-2927

                                XCEL ENERGY INC.
          (Name of issuer of the securities held pursuant to the plan)



                                800 Nicollet Mall
                            Minneapolis, Minn. 55402
                    (Address of principal executive offices)

                                TABLE OF CONTENTS

                                                                                                                  PAGE(S)
                                                                                                                  -------
Financial Statements

      New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining
        Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
         - Report of Independent Auditors                                                                             2
         - Statements of Net Assets Available for Benefits as of Dec. 31, 2002 and 2001                               3
         - Statements of Changes in Net Assets Available for Benefits
               for the Years Ended Dec. 31, 2002 and 2001                                                             4

      New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees
        and Former Non-Bargaining Unit Employees (EIP Savings Plan)
         - Report of Independent Auditors                                                                             5
         - Statements of Net Assets Available for Benefits as of Dec. 31, 2002 and 2001                               6
         - Statements of Changes in Net Assets Available for Benefits
               for the Years Ended Dec. 31, 2002 and 2001                                                             7

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan                                         8-13

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
      -BU Savings Plan (Schedules 1-2)                                                                            14-15
      -EIP Savings Plan (Schedules 3-4)                                                                           16-17

Signature                                                                                                            18

Exhibits
      Exhibit 23.01: Consent of Independent Auditors                                                                 19
      Exhibit 99.01: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002                                                   20

                         REPORT OF INDEPENDENT AUDITORS



New Century Energies Employees' Savings and
   Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
------------------------------
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 30, 2003

                           NEW CENTURY ENERGIES, INC.
                 EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             DEC. 31, 2002 AND 2001

                                                                       2002               2001
                                                                 ----------------   ----------------
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1 and 5)
       Participant directed ..................................   $      4,378,451   $      2,175,170
       Non-participant directed ..............................         28,681,202         71,582,586
                                                                 ----------------   ----------------
                                                                       33,059,653         73,757,756
Investments in registered investment companies:
       Vanguard PRIMECAP fund ................................         60,474,791         92,405,737
       Vanguard Wellington fund ..............................         34,893,891         40,746,407
       Vanguard 500 Index fund ...............................         11,341,072         16,009,710
       Vanguard Total Bond Market Index fund .................         16,109,231         12,677,189
       American Century Value fund ...........................          3,065,887          3,145,131
       American Funds EuroPacific Growth fund ................          1,890,120          1,976,377
       American Funds SMALLCAP World fund ....................          1,443,075          1,673,538
                                                                 ----------------   ----------------
                                                                      129,218,067        168,634,089
Investments in common/collective trusts:
       Vanguard Retirement Savings Trust fund ................         35,948,844         28,466,052

Participant loans (note 6) ...................................          5,978,200          6,311,241
                                                                 ----------------   ----------------

       Total investments .....................................        204,204,764        277,169,138
                                                                 ----------------   ----------------

Receivables:
       Xcel Energy contributions (note 3) ....................          3,959,914          3,749,329
       Employee contributions (note 3) .......................            343,495              3,095
       Dividend receivable ...................................            563,517            997,086
                                                                 ----------------   ----------------
       Total receivables .....................................          4,866,926          4,749,510

       Total assets ..........................................        209,071,690        281,918,648

Net assets available for benefits ............................   $    209,071,690   $    281,918,648
                                                                 ================   ================



                        See Notes to Financial Statements

                           NEW CENTURY ENERGIES, INC.
                 EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   FOR THE YEARS ENDED DEC. 31, 2002 AND 2001

                                                                               2002              2001
                                                                           --------------    --------------
Net investment (loss)/income:
       Interest and dividend income ....................................   $    7,422,023    $   12,046,419
       Interest income on participant loans ............................          377,509           387,065
       Net (depreciation)/appreciation in fair value of:
            Xcel Energy Common Stock fund ..............................      (44,180,861)       (2,437,291)
            Registered investment companies.............................      (30,997,926)      (20,413,908)
            Common/collective trusts....................................              783                --
                                                                           --------------    --------------
                                                                              (67,378,472)      (10,417,715)

Contributions:
       Xcel Energy contributions .......................................        3,956,308         3,746,717
       Participant contributions .......................................       10,552,740         9,558,813
                                                                           --------------    --------------
                                                                               14,509,048        13,305,530

Transfers from the Plan: (note 1) ......................................               --        (2,237,485)

Withdrawals, distributions and expenses:
       Distributions to participants - cash and common stock ...........      (16,530,295)      (14,204,603)
       Dividends paid to participants ..................................       (3,447,239)       (3,920,142)
                                                                           --------------    --------------
                                                                              (19,977,534)      (18,124,745)

Net (decrease)/increase in net assets available for benefits................. (72,846,958)      (17,474,415)

Net assets available for benefits at beginning of year .................   $  281,918,648    $  299,393,063
                                                                           --------------    --------------
Net assets available for benefits at end of year .......................   $  209,071,690    $  281,918,648
                                                                           ==============    ==============



                        See Notes to Financial Statements

                         REPORT OF INDEPENDENT AUDITORS

New Century Energies Employee Investment Plan for Bargaining Unit Employees and
   Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
---------------------------
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 30, 2003

                           NEW CENTURY ENERGIES, INC.
                     EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             DEC. 31, 2002 AND 2001

                                                                       2002            2001
                                                                   --------------   --------------
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1 and 5):
       Participant directed ....................................   $   12,337,090   $   28,436,970
       Non-participant directed ................................        7,249,246       17,440,541
                                                                   --------------   --------------
                                                                       19,586,336       45,877,511
Investments in registered investment companies:
       Vanguard PRIMECAP fund ..................................          375,914          481,828
       Vanguard Wellington fund ................................          157,267          130,480
       Vanguard 500 Index fund .................................          237,677          268,867
       Vanguard Total Bond Market Index fund ...................          438,290          348,894
       American Century Value fund .............................        1,643,297        1,913,316
       American Funds EuroPacific Growth fund ..................          563,065          698,670
       American Funds SMALLCAP World fund ......................           38,106           46,373
                                                                   --------------   --------------
                                                                        3,453,616        3,888,428

Investment in common/collective trusts:
       Vanguard Retirement Savings Trust fund ..................          255,266          301,053
                                                                   --------------   --------------

       Total investments .......................................       23,295,218       50,066,992
                                                                   --------------   --------------

Receivables:
       Xcel Energy contributions (notes 1 and 3) ...............          280,759          275,196
       Employee contributions (notes 1 and 3) ..................           88,746              978
       Dividend receivable .....................................          333,858          620,190
                                                                   --------------   --------------
       Total receivables .......................................          703,363          896,364
                                                                   --------------   --------------

       Total assets ............................................       23,998,581       50,963,356
                                                                   --------------   --------------

Net assets available for benefits ..............................   $   23,998,581   $   50,963,356
                                                                   ==============   ==============





                        See Notes to Financial Statements

                           NEW CENTURY ENERGIES, INC.
                     EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   FOR THE YEARS ENDED DEC. 31, 2002 AND 2001

                                                                                 2002              2001
                                                                             --------------    --------------
Net investment income:
       Interest and dividend income ......................................   $    1,976,444    $    3,218,729
       Net (depreciation/appreciation in fair value of:
       Xcel Energy Common Stock fund .....................................      (26,903,919)       (2,207,789)
       Registered investment companies ...................................         (621,096)          (45,396)
       Common/collective trusts ..........................................               --                --
                                                                             --------------    --------------
                                                                                (25,548,571)          965,544

Contributions:
       Xcel Energy contributions .........................................        1,001,490         1,049,731
       Participant contributions .........................................        2,434,489         2,594,023
                                                                             --------------    --------------
                                                                                  3,435,979         3,643,754

Transfers from the plan (note 1) .........................................               --        (1,088,225)

Withdrawals, distributions and expenses:
       Distributions to participants - cash and common stock .............       (2,686,343)       (2,074,717)
       Dividends paid to participants ....................................       (2,165,840)       (2,475,125)
                                                                             --------------    --------------
                                                                                 (4,852,183)       (4,549,842)
                                                                             --------------    --------------

Net (decrease)/increase in net assets available for benefits .............      (26,964,775)       (1,028,769)

Net assets available for benefits at beginning of year ...................   $   50,963,356    $   51,992,125
                                                                             --------------    --------------
Net assets available for benefits at end of year .........................   $   23,998,581    $   50,963,356
                                                                             ==============    ==============


                        See Notes to Financial Statements

   NEW CENTURY ENERGIES, INC., EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
                                       AND
     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLANS

     The following includes plan descriptions of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan). The BU Savings Plan and EIP Savings Plan are collectively known as the "Plans". Participants should refer to each Plan's agreement and to the "Prospectus and Supplemental Summary Plan Description Report" for a more complete description of each Plan's provisions. The Notes to Financial Statements generally apply to both plans and specific disclosures are presented to address matters for individual plans, where applicable.

     On Aug. 18, 2000 Northern States Power Co. (NSP) and New Century Energies, Inc. (NCE) merged and formed Xcel Energy Inc. (Xcel Energy).

     GENERAL - The Plans are employee benefit plans which provide eligible employees of the former NCE and their participating subsidiaries the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through partial matching stock contributions. The Plans are defined contribution plans and the BU Savings Plan includes an employee stock ownership plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     PLAN AND TRUST MANAGEMENT - The Plan Administrator of each plan is appointed by Xcel Energy's Board of Directors and has authority to control and manage the operation and administration of each plan. The Plans' assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy. Each plan values the individual participants' accounts daily based on the current market value of each type of asset. Vanguard Fiduciary Trust Co. is the recordkeeper and trustee for the Plans.

     PARTICIPATION -

     BU SAVINGS PLAN

     The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the BU Savings Plan.

     EIP SAVINGS PLAN

     The EIP Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter the employee completes one year of service. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the EIP Savings Plan.

     EMPLOYEE AND XCEL ENERGY CONTRIBUTIONS - Each plan allows participants to contribute a portion of their pre-tax and after-tax compensation and allows for a discretionary Xcel Energy matching contribution (see Note 3).

     VESTING - Employees in each plan are immediately vested in all contributions, their own as well as Xcel Energy matching contributions.

     DISTRIBUTIONS - Distributions of the full balance of a participant's accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disability, 3) at death of a plan member (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

     Members of these plans who become eligible for distributions will be eligible to receive their vested account balances in the funds and Xcel Energy common stock shares already allocated to the member as soon as is practical following the receipt by the trustee of the completed forms. Any amount not invested in Xcel Energy common stock will be paid in cash. For the BU Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash). For the EIP Savings Plan, Xcel Energy common stock can be transferred in shares (fractional shares paid in cash).

     For each plan, if the total amount of the member's vested account exceeds $5,000, such plan cannot make a distribution until the member reaches age 65, unless the member consents in writing to an earlier date. If the total amount is less than $5,000, the amount will be distributed as soon as administratively possible.

     All vested account balances remaining in these plans after the member decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the member's choice (except that Employee Stock Ownership Program amounts in the BU Savings Plan will continue to be held in the Xcel Energy Common Stock fund). For the BU Savings Plan which provides for participant loans (see Note 6), the member will not be eligible for loans or withdrawals. If the member has an outstanding loan when they or their beneficiary is to receive a distribution, the loan balance will be deducted from their distribution. The member will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

     DIVERSIFICATION - Participants who are age 55 or older and who have completed at least ten years of participation in the Plan may elect to receive a limited distribution from the Plan as allowed in the Internal Revenue Code (IRC).

     TERMINATION OF THE PLANS - While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA.

     ADMINISTRATIVE EXPENSES - Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.

     DIVIDENDS -

     BU SAVINGS PLAN

     For the BU Savings Plan, dividends earned on the common stock purchased with Xcel Energy contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

     EIP SAVINGS PLAN

     For the EIP Savings Plan, dividends earned on the common stock purchased with Xcel Energy and employee contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of each plan have been prepared under the accrual method of accounting.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. Xcel Energy's common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

     The Vanguard Retirement Savings Trust fund invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the Vanguard Retirement Savings Trust fund's audited financial statements at fair value, which approximates contract value. The investment in the Vanguard Retirement Savings Trust fund in the accompanying financial statements is valued at the appropriate plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

     Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

     PAYMENT OF BENEFITS - Benefit disbursements are recorded when paid.

3.   PLAN FUNDING

     EMPLOYEE AND XCEL ENERGY CONTRIBUTIONS (EIP SAVINGS PLAN) - Participants may elect to contribute up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan. Xcel Energy, at its discretion, may make matching contributions and/or additional discretionary contributions to this plan each plan quarter in cash or shares of Xcel Energy's common stock. Xcel Energy contributions are subject to certain limitations. For the year ended Dec. 31, 2002, Xcel Energy contributed to this plan amounts in accordance with the EIP Savings Plan agreement. Management considers dividends paid to participants on shares of Xcel Energy common stock and the tax savings resulting from these dividends and Xcel Energy matching contributions to this plan when determining the quarterly discretionary contribution. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year.

     EIP Savings Plan's participants may direct up to 25 percent of their deferral contributions and the Xcel Energy matching contributions. Participants may direct 100 percent of their rollover contributions. Participants may direct their contributions, the Xcel Energy contributions and any rollovers into any or all of nine available investment options. Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions will be invested in the Xcel Energy Common Stock fund.

     The Employee Investment Plan provides for two levels of discretionary Xcel Energy contributions: (1) matching contributions based on employee deferrals, and (2) contributions based on each eligible employee's covered base pay. The amount of these contributions, if any, is based on the tax savings resulting from the Xcel Energy contribution and the payment of the pass through dividends, and is allocated to each eligible participant's account on a quarterly basis.

     EMPLOYEE CONTRIBUTIONS (BU SAVINGS PLAN) - The BU Savings Plan allow employees to contribute (in multiples of one percent) between 1 percent and 15 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions. The combination of pre-tax and after-tax contributions cannot exceed 15 percent. Contributions may be deferred for income tax purposes, up to the IRC
     Section 402(g) limit. A member can change their percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group of Investment Companies.

     XCEL ENERGY CONTRIBUTIONS (BU SAVINGS PLAN) - Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. Xcel Energy contributed Xcel Energy common stock valued at approximately $4.0 million for the 2002 plan year and approximately $3.7 million for the 2001 plan year. The number of shares of common stock contributed was determined using Xcel Energy's average common stock price for the plan year, and each participant's annual contribution eligible for matching (100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant's contribution).

4.   FEDERAL INCOME TAX STATUS

     BU Savings Plan and EIP Savings Plan

     The Internal Revenue Service has determined and informed Xcel Energy by letter dated Jan. 4, 1994, for the BU Savings Plan and by a letter dated March 12, 1998, for the EIP Savings Plan that each plan and related trust are designed in accordance with applicable sections of the IRC. These plans have been amended since receiving the determination letters. However, the Plan Administrator believes that these plans are designed and are currently being operated in compliance with the applicable provisions of the IRC. An application for a determination letter was submitted to the Internal Revenue Service in February 2002, and a reply is pending.

5.   NONPARTICIPANT - DIRECTED INVESTMENTS

     Information on the net assets and the significant components of the change in net assets available for benefits relating to each Plan's nonparticipant - directed investment (Xcel Energy Common Stock fund) is shown below:


                                                              DEC. 31,
                                                        2002             2001
                                                   --------------   --------------
NET ASSETS:
BU Savings Plan
       Xcel Energy Common Stock fund ...........   $   28,681,202   $   71,582,586
       Xcel Energy contribution receivable .....        3,959,914        3,749,329
                                                   --------------   --------------
                                                   $   32,641,116   $   75,331,915
                                                   ==============   ==============
EIP Savings Plan:
       Xcel Energy Common Stock fund ...........   $    7,249,246   $   17,440,541
       Xcel Energy contribution receivable .....          251,717          275,196
                                                   --------------   --------------
                                                   $    7,500,963    $  17,715,737
                                                   ==============   ==============

                                                                   FOR THE YEAR ENDED DEC. 31, 2002
                                                                   BU SAVINGS           EIP SAVINGS
                                                                      PLAN                 PLAN
                                                                 ----------------    ----------------
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net depreciation in fair value of investments ................        (43,229,327)        (10,148,969)
Contributions ................................................          3,956,308             871,582
Withdrawals, distributions and expenses ......................         (3,157,560)           (929,691)
Transfers to participant-directed investments, net ...........           (260,220)             (7,696)
                                                                 ----------------    ----------------
       Net decrease ..........................................   $    (42,690,799)   $    (10,214,774)
                                                                 ================    ================

     The Xcel Energy Common Stock fund of the EIP Savings Plan consists substantially of non-participant directed assets. These assets have been presented in the financial statements as non-participant directed.

6.   PARTICIPANT LOANS

     BU SAVINGS PLAN

     A participant may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of the participant's pre-tax account balance. In no event can a member borrow more than $50,000, minus the participant's highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for non-home loans or 15 years for home loans. The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant's account, as paid.

7.   RELATED PARTY TRANSACTIONS

     Certain investments of the Plans are shares of Xcel Energy Common Stock. Also, certain investments of the Plans are shares of common/collective trust funds and short-term investments managed by Vanguard Fiduciary Trust. Vanguard is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest. Fees incurred for investment management services are paid by Xcel Energy on behalf of the Plans.

8.   RISKS AND UNCERTAINTIES

     The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES       Schedule 1

Schedule of Assets Held for Investment Purposes
As of Dec. 31, 2002
-------------------------------------------------------------------------------

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(i):


Identity of Issue                           Investment Type                                Cost                   Current Value
----------------------------------      ------------------------------            ----------------------         ----------------
*  American Cent. Value Fund            Registered Investment Company             $         3,286,331.46             3,065,887.63
*  American Funds EuroPacific Gro       Registered Investment Company                       2,725,610.60             1,890,119.68
*  SMALLCAP World                       Registered Investment Company                       2,610,755.33             1,443,074.98
*  Vanguard 500 Index Inv               Registered Investment Company                      12,538,472.18            11,341,071.75
*  Vanguard PRIMECAP Fund               Registered Investment Company                      62,641,977.31            60,474,790.77
*  Vanguard Total Bond Mkt Index        Registered Investment Company                      15,536,195.19            16,109,231.41
*  Vanguard Wellington Inv              Registered Investment Company                      37,486,505.12            34,893,891.43
*  Vanguard Retire Savings Trust        Common/Collective Trust                            35,948,843.57            35,948,843.57
*  Xcel Energy Stock Fund               Company Stock Fund                                 54,120,031.07            33,059,652.79
*  Loan Fund                            5.25% - 7.83%                                       5,978,200.00             5,978,200.00
                                                                                  ----------------------         ----------------

Total assets held for investment purposes                                         $       232,872,921.83         $ 204,204,764.01
                                                                                  ======================         ================

* Party in Interest

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES       Schedule 2

Schedule of Reportable Transactions *
Year Ended Dec. 31, 2002
--------------------------------------------------------------------------------
                                        *

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(j):


                    Description of Asset (include
 Identity of        interest rate and maturity in                                                           Historical Cost of
Party Involved          the case of a loan)               Purchase Price              Selling Price               Asset
-------------------------------------------------       -------------------          -----------------      -------------------
The Vanguard Group Vanguard PRIMECAP Fund               $      6,687,845.14
The Vanguard Group Vanguard PRIMECAP Fund                                            $   16,334,330.27      $     16,749,530.61
The Vanguard Group Vanguard Retire Savings Trust              17,787,897.80
The Vanguard Group Vanguard Retire Savings Trust                                         10,305,106.00            10,305,106.00
The Vanguard Group Xcel Energy Stock Fund                      9,226,350.56
The Vanguard Group Xcel Energy Stock Fund                                                 5,748,182.66             5,563,101.56


                    Description of Asset (include          Current Value
 Identity of        interest rate and maturity in           of Asset on                 Historical
Party Involved          the case of a loan)               Transaction Date              Gain (Loss)
-------------------------------------------------       ------------------            ----------------
The Vanguard Group Vanguard PRIMECAP Fund               $     6,687,845.14
The Vanguard Group Vanguard PRIMECAP Fund                    16,334,330.27            $    (415,200.34)
The Vanguard Group Vanguard Retire Savings Trust             17,787,897.80
The Vanguard Group Vanguard Retire Savings Trust             10,305,106.00                          --
The Vanguard Group Xcel Energy Stock Fund                     9,226,350.56
The Vanguard Group Xcel Energy Stock Fund                     5,748,182.66                  185,081.10


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC.  EIP FOR BARGAINING UNIT EMPLOYEES        Schedule 3

Schedule of Assets Held for Investment Purposes
As of December 31, 2002
--------------------------------------------------------------------------------

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(i):


    Identity of Issue                             Investment Type                   Cost              Current Value
-------------------------------------       -----------------------------       ---------------      ----------------
*   American Cent. Value Fund               Registered Investment Company       $  1,779,120.70      $   1,643,296.65
*   American Funds EuroPacific Gro          Registered Investment Company            848,663.78            563,064.94
*   SMALLCAP World                          Registered Investment Company             65,656.79             38,106.05
*   Vanguard 500 Index Inv                  Registered Investment Company            324,496.49            237,677.15
*   Vanguard PRIMECAP Fund                  Registered Investment Company            532,669.40            375,913.87
*   Vanguard Total Bond Mkt Index           Registered Investment Company            425,646.11            438,290.39
*   Vanguard Wellington Inv                 Registered Investment Company            181,244.25            157,267.06
*   Vanguard Retire Savings Trust           Common/Collective Trust                  255,266.09            255,266.09
*   Xcel Energy Stock Fund                  Company Stock Fund                    34,562,087.09         19,586,335.69
                                                                                ---------------      ----------------

Total assets held for investment purposes                                       $ 38,974,850.70      $  23,295,217.89
                                                                                ===============      ================


* Party in Interest

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES         Schedule 4

Schedule of Reportable Transactions *
Year Ended December 31, 2002
--------------------------------------------------------------------------------
                                        *

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Attachment to Form 5500, Schedule H, Line 4(j):


                      Description of Asset (include interest
Identity of Party       rate and maturity in the case of a                                                  Historical Cost of
  Involved                          loan)                         Purchase Price      Selling Price               Asset
------------------------------------------------------------      --------------     ---------------        ------------------
The Vanguard Group Pass Through Dividend Fund                     $ 2,165,840.47

The Vanguard Group Pass Through Dividend Fund                                        $  2,165,840.47        $     2,165,841.83
The Vanguard Group Xcel Energy Stock Fund                           3,096,369.30

The Vanguard Group Xcel Energy Stock Fund                                               2,483,625.12              2,536,307.50


                      Description of Asset (include interest      Current Value of
Identity of Party       rate and maturity in the case of a           Asset on               Historical Gain
  Involved                          loan)                         Transaction Date              (Loss)
------------------------------------------------------------      ----------------          ---------------
The Vanguard Group Pass Through Dividend Fund                     $   2,165,840.47

The Vanguard Group Pass Through Dividend Fund                         2,165,840.47          $         (1.36)
The Vanguard Group Xcel Energy Stock Fund                             3,096,369.30

The Vanguard Group Xcel Energy Stock Fund                             2,483,625.12               (52,682.38)


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                XCEL ENERGY INC.
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 30, 2003.

                NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND
               STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
                    AND FORMER NON-BARGAINING UNIT EMPLOYEES


                 NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
                  PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
                          NON-BARGAINING UNIT EMPLOYEES


                       By   /s/ PARKER W. NEWCOMB
                       -------------------------------------
                                Parker W. Newcomb
                       Vice President, Total Compensation
                        and Human Resources Operations,
                   Member, Pension Trust Administration Committee